GLOBAL TECHNOLOGIES, LTD.

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                   FIRST SUPPLEMENT DATED SEPTEMBER 5, 2000 TO
                        PROSPECTUS DATED AUGUST 16, 2000

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   Please read this First Supplement in conjunction with the Prospectus dated
     April 16, 2000, which was filed as part of Global Technologies, Ltd.'s Amendment No. 1 to the Registration Statement on Form S-3 (Registration
        No. 333-41096) filed with the Securities and Exchange Commission on August 15, 2000 and declared effective on August 16, 2000
                          (the "Original Prospectus")

     A copy of the Original Prospectus is attached to this First Supplement


     This First Supplement ("the Supplement") modifies, supplements and amends the Original Prospectus with respect to the offer and sale of shares of Class A Common Stock of Global Technologies, Ltd. by the selling stockholders named in the Original Prospectus.

TRANSFER OF INTEREST IN INTER LOTTO (UK) LIMITED AND TERMINATION OF OPERATING AGREEMENTS

     On August 18, 2000, Global Technologies, Ltd. ("Global") and its wholly-owned United Kingdom subsidiaries, GlobalTech Holdings Limited ("GlobalTech Holdings") and GTL Management Limited ("GTL Management") entered into a "Deed" with Inter Lotto (UK) Limited ("Inter Lotto"), a United Kingdom company licensed pursuant to an External Lottery Manager's Certificate issued by the Gaming Board for Great Britain ("ELMC License") to operate lotteries on behalf of charities in Great Britain, and certain of its principals which, in substance, constituted a settlement agreement providing for the disengagement of Global and its subsidiaries from Inter Lotto and its operations by (i) transferring back to the other principals of Inter Lotto all of the GlobalTech Holdings' capital stock in Inter Lotto; (ii) payment to GTL Management of an amount equal to the value added tax rebate to Inter Lotto, plus interest, less an amount to be retained by Inter Lotto for salaries; (iii) termination of the Operating Agreements between GTL Management and Inter Lotto, (iv) cooperative arrangements for Global and its subsidiaries to assist in the operation of Inter Lotto through the end of the year; and (v) termination of litigation and waiver of all claims and releases.

     In April, 1999, Global and certain of its wholly-owned United Kingdom subsidiaries entered into an arrangement with Inter Lotto under which GlobalTech Holdings purchased 27.5% of the outstanding capital stock of Inter Lotto and GTL Management entered into an Operating Agreement with Inter Lotto to run Inter Lotto's lotteries and gaming activities. Simultaneously, GTL Leasing Limited
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("GTL Leasing"), an indirect wholly-owned United Kingdom subsidiary of Global, purchased computer equipment, which it leased to GTL Management for use in such lottery and gaming operations. GTL Management entered into a further operating agreement with Inter Lotto on January 13, 2000. The lottery and gaming business under these agreements began with an official "launch" on April 4, 2000.

     The August 18, 2000 "Deed" effectively terminates the April, 1999 and January, 2000 arrangements and provides for a total separation of Inter Lotto and Global and its subsidiaries by the end of the year 2000. Under the "Deed", GlobalTech Holdings transferred all of its stock in Inter Lotto to the other principals of Inter Lotto, to become effective the date upon which Inter Lotto and its representatives vacate Inter Lotto's Dover Street address, which is required to occur by September 30, 2000. The "Deed" terminates the Operating Agreements and provides that Inter Lotto and GTL Management will together do whatever is necessary to manage the lottery operations through December 31, 2000, including the maintenance of Inter Lotto's ELMC License during such period. In consideration for the transfer of stock in Inter Lotto by GlobalTech Holdings, Inter Lotto and its principals have agreed not to engage in the business of the Daily Number Game or any similar three (3) or four (4) digit lottery games within the United Kingdom of Great Britain for a period of two (2) years following August 18, 2000.

     The financial terms of the August 18, 2000 "Deed" provide for the allocation of approximately (pound)970,000 in Value Added Tax rebates, with Inter Lotto retaining (pound)220,000 (for the payment of back salaries which were the subject of disputes between Global and certain other principals of Inter Lotto) and paying to GTL Management the balance of approximately (pound)750,000. GTL Management will be paid all revenues from Inter Lotto lottery operations through December 31, 2000, after payment for prizes, charities and sales commissions. Additionally, there are provisions for the resolution for certain other outstanding debts and obligations.

     The August 18, 2000 "Deed" also operates as a general settlement agreement and includes waivers of all claims and releases, including the withdrawal of a "winding up petition" calling for the dissolution of Inter Lotto, filed in court by one or more of the other principals of Inter Lotto.

     GTL Leasing retains ownership of the computer networking hardware, software, terminals and other equipment which serves as the infrastructure of the lottery operations conducted under Inter Lotto's ELMC License and managed by GTL Management. Such lottery equipment is leased by GTL Leasing to GTL Management. In addition, GTL Management remains obligated under the agreement with International Lottery and Totalizator Systems, Inc. for certain facilities management services and technological support in connection with such lottery equipment, which Global, through Global Leasing, purchased from them. This agreement requires that GTL Management pay International Lottery and Totalizator Systems, Inc. $72,000 per week, plus additional amounts based on any terminals in excess of 3,500 which are installed and a percentage of average daily sales.

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     Global and its subsidiaries are currently investigating alternative operating strategies for GTL Management and the use of its lottery equipment and operating network following termination of the Inter Lotto lottery operations by December 31, 2000. Such strategies include utilizing the network for operating pools, lotteries and betting for established gaming companies, and to develop a national linked bingo game in partnership with proprietary private clubs throughout the United Kingdom. Global intends to have implemented an alternative operating strategy by December 31, 2000, however, no assurance can be given that it will be successful in doing so. If we are unable to successfully implement an alternative operating strategy before the termination of Inter Lotto's lottery operations, GTL Leasing's lottery equipment assets could be deemed impaired under generally accepted accounting principals, as the carrying value of such assets may not be fully recoverable in such event. Any "write down" of the value of such assets due to such impairment could have a material adverse effect on Global's financial condition.

     For more information relating to the transfer of interest in Inter Lotto and the termination of Operating Agreements with Inter Lotto, reference is made to Global's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 5, 2000.

     THIS SUPPLEMENT DOES NOT CONSTITUTE A COMPLETE PROSPECTUS AND SHALL NOT BE CONSIDERED AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF CLASS A COMMON STOCK OF GLOBAL TO WHICH IT RELATES. REFERENCE IS MADE TO THE ORIGINAL PROSPECTUS, AS SUPPLEMENTED BY THIS SUPPLEMENT, FOR INFORMATION WITH RESPECT TO GLOBAL AND THE SHARES OF CLASS A COMMON STOCK OFFERED THEREBY.